UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐                     Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: April 21, 2011		Signed: /s/ Karen L. Fleming

	By:	Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: April 21, 2011		Signed: /s/ Karen L. Fleming

	By:	Name: Karen L. Fleming
Title: Corporate Secretary

Release:                     Immediate                     April 21, 2011
CANADIAN PACIFIC ANNOUNCES FIRST QUARTER 2011 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its first-quarter 2011 results today. Reported net income in the first-quarter was $33.7 million and diluted earnings per share were $0.20. As previously announced, operations were impacted by unusually severe winter weather decreasing shipping volumes and increasing costs.
“We are intensely focused on improving network velocity and service reliability,” said Fred Green, President and Chief Executive Officer. “Demand is strong and we have additional resources coming online to meet our customers’ growth.”
FIRST-QUARTER 2011 RESULTS COMPARED WITH FIRST-QUARTER 2010
•	Total revenues were $1.2 billion, essentially flat

•	Operating expenses were $1.1 billion, an increase of $94.0 million

•	Average fuel price was $3.12 U.S. dollars per U.S. gallon, an increase of 28 per cent

•	Operating income was $109.2 million, a decrease of $97.4 million

•	Net income was $33.7 million, a decrease of $67.3 million

•	Diluted earnings per share were $0.20 per share, a decline of $0.40 per share
“The first quarter was an extremely difficult winter with weather-related outages significantly constraining our capacity and our service to our customers,” added Fred Green. “We remain committed to delivering our two- to four-year target of a low 70’s operating ratio and providing a quality service offering.”
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (TSX: CP) (NYSE: CP) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Nicole Sasaki	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 835-9005	Tel.: (403) 319-3233
e-mail: nicole_sasaki@cpr.ca	e-mail: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions of Canadian dollars, except per share data)
(unaudited)

	For the three months
	ended March 31
		2010
		Restated
	2011	(see Note 2)

Revenues
Freight	$1,135.2	$1,138.2
Other	28.2	28.6

	1,163.4	1,166.8
Operating expenses
Compensation and benefits	364.5	353.8
Fuel	225.7	181.7
Materials	71.6	64.0
Equipment rents	51.4	49.0
Depreciation and amortization	122.3	121.2
Purchased services and other	218.7	190.5

	1,054.2	960.2

Operating income	109.2	206.6
Less:
Other income and charges	(0.5)	(4.9)
Net interest expense	64.2	66.7

Income before income tax expense	45.5	144.8
Income tax expense (Note 3)	11.8	43.8

Net income	$33.7	$101.0

Earnings per share (Note 4)

Basic earnings per share	$0.20	$0.60

Diluted earnings per share	$0.20	$0.60

Weighted-average number of shares (millions)

Basic	169.3	168.5

Diluted	170.7	169.1

Dividends declared per share	$0.2700	$0.2475
See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)
(unaudited)

	March 31	December 31
	2011	2010

Assets
Current assets
Cash and cash equivalents	$310.5	$360.6
Accounts receivable, net	520.2	459.0
Materials and supplies	122.4	114.1
Deferred income taxes	140.9	222.3
Other current assets	60.2	47.8

	1,154.2	1,203.8

Investments	145.5	144.9
Net properties	11,902.6	11,996.8
Goodwill and intangible assets	184.7	189.8
Other assets	136.3	140.6

Total assets	$13,523.3	$13,675.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,029.2	$1,007.8
Long-term debt maturing within one year	279.8	281.7

	1,309.0	1,289.5

Pension and other benefit liabilities	1,069.3	1,115.7
Other long-term liabilities	420.9	468.0
Long-term debt	3,940.9	4,033.2
Deferred income taxes	1,882.5	1,944.8

Total liabilities	8,622.6	8,851.2

Shareholders’ equity
Share capital	1,824.0	1,812.8
Additional paid-in capital	80.2	24.7
Accumulated other comprehensive loss	(2,064.5)	(2,085.8)
Retained earnings	5,061.0	5,073.0

	4,900.7	4,824.7

Total liabilities and shareholders’ equity	$13,523.3	$13,675.9

Commitments and contingencies (Note 8)
See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	For the three months
	ended March 31
		2010
		Restated
	2011	(see Note 2)

Operating activities
Net income	$33.7	$101.0
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	122.3	121.2
Deferred income taxes	7.9	41.5
Pension funding in excess of expense (Note 7)	(11.5)	(9.3)
Other operating activities, net	2.4	11.9
Change in non-cash working capital balances related to operations	(19.8)	(82.0)

Net cash provided by operating activities	135.0	184.3

Investing activities
Additions to properties	(133.2)	(90.8)
Proceeds from the sale of properties and other assets	5.6	9.0

Net cash used in investing activities	(127.6)	(81.8)

Financing activities
Dividends paid	(45.7)	(41.7)
Issuance of CP Common Shares	9.1	3.0
Repayment of long-term debt	(12.4)	(9.1)

Net cash used in financing activities	(49.0)	(47.8)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(8.5)	(10.0)

Cash position
(Decrease) increase in cash and cash equivalents	(50.1)	44.7
Cash and cash equivalents at beginning of period	360.6	679.1

Cash and cash equivalents at end of period	$310.5	$723.8

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(0.1)	$1.9

Interest paid	$49.1	$45.1

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars, except common share amounts)
(unaudited)

	Common			Accumulated
	shares		Additional	other
	(in	Share	paid-in	comprehensive	Retained	Total shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2011	169.2	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7
Net income	—	—	—	—	33.7	33.7
Other comprehensive income	—	—	—	21.3	—	21.3

Comprehensive income	—	—	—	21.3	33.7	55.0

Dividends declared	—	—	—	—	(45.7)	(45.7)
Effect of stock-based compensation expense	—	—	5.3	—	—	5.3
Change to stock-based compensation awards (Note 6)	—	—	51.9	—	—	51.9
Shares issued under stock option plans	0.2	11.2	(1.7)	—	—	9.5

Balance at March 31, 2011	169.4	$1,824.0	$80.2	$(2,064.5)	$5,061.0	$4,900.7

	Other
	comprehensive		Comprehensive
	income	Net income	income

Comprehensive income — three months ended March 31, 2010	$10.6	$101.0	$111.6

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2010 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2010 consolidated financial statements. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement and disclosure

In January 2010, the Financial Accounting Standards Board amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

Rail grinding

During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income tax liability by $26.3 million, and shareholders’ equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

For the three
months ended
(in millions of Canadian dollars, except per share data)	March 31, 2010
Changes to the Consolidated Statement of Income and Comprehensive Income (Loss)
Depreciation and amortization	$(3.8)
Compensation and benefits	0.3
Materials	0.1
Purchased services and other	1.8

Total operating expenses	(1.6)

Income tax expense	0.4

Net income	$1.2

Basic earnings per share	$0.01
Diluted earnings per share	$0.01

Other comprehensive income (loss)	0.5

Comprehensive income (loss)	$1.7

Changes to the Consolidated Statement of Cash Flows
Net cash provided by operating activities (decrease)	$(2.2)
Net cash used in investing activities (decrease)	$(2.2)

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
2	Accounting changes (continued)

As at
March 31, 2010
Changes to the Consolidated Balance Sheet
Net properties	$(86.5)
Deferred income tax liability	(25.5)
Accumulated other comprehensive loss (income)	2.1
Retained earnings	(63.1)
3	Income taxes

	For the three months
	ended March 31
		2010
		Restated
(in millions of Canadian dollars)	2011	(see Note 2)

Current income tax expense	$3.9	$2.3
Deferred income tax expense	7.9	41.5

Income tax expense	$11.8	$43.8

4	Earnings per share

At March 31, 2011, the number of shares outstanding was 169.4 million (March 31, 2010 — 168.6 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of Canadian Pacific Railway Limited shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2011	2010

Weighted average shares outstanding	169.3	168.5
Dilutive effect of stock options	1.4	0.6

Weighted average diluted shares outstanding	170.7	169.1

For the three months ended March 31, 2011, 888,542 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2010 — 2,529,642).

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments
A.	Fair values of financial instruments
The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.
•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.
When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below.

Gain/loss in fair value of long-term floating rate notes

At March 31, 2011, and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $117.0 million, and carrying values of $71.3 million and $69.5 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

At March 31, 2011 the Company held long-term floating rate notes with settlement value, as follows:
•	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets; and

•	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Accretion and other minor changes in assumptions have resulted in a gain of $1.8 million in the three months ended March 31, 2011 (three months ended March 31, 2010 — gain of $2.5 million) which was reported in “Other income and charges”. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at March 31, 2011 and December 31, 2010, respectively, are:

	March 31, 2011	December 31, 2010
Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	7.4%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/2 to 6 years	Approximately 6 years
Credit losses	MAV 2 eligible asset notes: nil to 100%	MAV 2 eligible asset notes: 1% to 100%
	MAV 3 Class 9 TA Tracking notes: nil	MAV 3 Class 9 TA Tracking notes: 1%

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $71.3 million at March 31, 2011 (December 31, 2010 — $69.5 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	2011		2010
	Original	Estimated	Original	Estimated
(in millions of Canadian dollars)	cost	fair value	cost	fair value

As at January 1	$117.0	$69.5	$129.1	$69.3
Redemption of notes	—	—	(0.1)	—
Accretion	—	1.4	—	1.5
Change in market assumptions	—	0.4	—	1.0

As at March 31	$117.0	$71.3	$129.0	$71.8

B. Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Foreign exchange forward contracts

At March 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$101.4 million of its 5.75% Notes due in May 2013 and US$125.0 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature. During the three months ended March 31, 2011, the Company recorded an unrealized foreign exchange loss on long-term debt of $4.0 million in “Other income and charges” and $0.3 million in “Other comprehensive income” in relation to these derivatives. During this period the underlying debt which these derivatives are designated to hedge benefited largely from an equal and offsetting unrealized FX gain on long-term debt also recorded in “Other income and charges”. At March 31, 2011, the unrealized loss derived from these FX forwards was $5.9 million (December 31, 2010 — $1.6 million) which was included in “Other long-term liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” of $1.4 million (December 31, 2010 — $1.1 million), and “Retained earnings” of $4.5 million (December 31, 2010 — $0.5 million), on the Consolidated Balance Sheet.

At March 31, 2010, the Company had FX forward contracts of US$70 million to fix the exchange rate on its 6.25% Notes due in October 2011. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. During the three months ended March 31, 2010, the Company recorded an unrealized foreign exchange loss on long-term debt of $1.9 million in “Other income and charges”. At March 31, 2010, the unrealized loss derived from these FX forwards was $1.7 million which was included in “Other long-term liabilities”. This derivative was subsequently unwound during the three months ended June 30, 2010, for total proceeds of $0.2 million.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.

Interest rate swaps

During the three months ended March 31, 2011, the Company amortized $1.6 million (three months ended March 31, 2010 — $1.1 million) of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in the three months ended September 30, 2010 and three months ended June 30, 2009. The gains were deferred as a fair value adjustment to the underlying debts that were hedged and will be amortized to “Net interest expense” until such time the debts are repaid through May 2013.

At March 31, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

Treasury rate locks

At March 31, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.2 million (December 31, 2010 — $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss”, net of tax, and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a decrease in “Net interest expense” and “Other comprehensive income” of $0.1 million for the three months ended March 31, 2011 (three months ended March 31, 2010 — $0.1 million).

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). As the share price appreciates, these instruments create increased compensation expense.

The Company entered into a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. CP has reduced the size of the TRS program to reflect the cancellation of SARs in Canada (see Note 6).

“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net loss on these swaps of $0.7 million for the three months ended March 31, 2011, which was inclusive of both realized gains and unrealized losses (three months ended March 31, 2010 — unrealized gain of $0.8 million). During the three months ended March 31, 2011, CP unwound a portion of the program for total proceeds of $0.3 million. At March 31, 2011, the unrealized loss on the remaining TRS of $7.0 million (December 31, 2010 — $6.0 million) was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheet.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

At March 31, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.2 million US gallons during the period April 2011 to March 2012 at an average price of US$2.56 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At March 31, 2011, the unrealized gain on these futures contracts was $7.9 million (December 31,

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
5	Financial instruments (continued)

2010 — $4.1 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheet.

The impact of settled commodity swaps decreased “Fuel” expense for the three months ended March 31, 2011, by $3.4 million (three months ended March 31, 2010 — $0.9 million) as a result of realized gains on diesel swaps.

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and in comprehensive income for the three months ended March 31, 2011 and 2010:

(in millions of Canadian dollars)				Amount of gain (loss)
	Location of gain (loss)	Amount of gain (loss)		recognized in other
	recognized in income on	recognized in income		comprehensive
	derivatives	on derivatives		income on derivatives
		For the three months		For the three months
		ended March 31		ended March 31
		2011	2010	2011	2010

Derivatives designated as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$3.4	$0.9	$3.8	$0.3
Interest rate swap	Net interest expense	1.6	1.1
Treasury rate locks	Net interest expense	0.1	0.1	(0.1)	(0.1)
FX forward contracts	Other income and charges	(4.0)	—	(0.3)	—

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(0.7)	0.8
FX forward contracts	Other income and charges	—	(1.9)

		$0.4	$1.0	$3.4	$0.2

At March 31, 2011, the Company expected that, during the next 12 months, $7.9 million of unrealized holding gains on diesel future contracts will be realized and recognized in the consolidated statement of income, reported in “Fuel” expense as a result of these derivatives being settled.

The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and in comprehensive income for the three months ended March 31, 2011 and 2010:

(in millions of Canadian dollars)				Effective portion
	Location of ineffective	Ineffective portion		recognized in other
	portion recognized in	recognized in income		comprehensive
	income	gain/(loss)		income gain/(loss)
		For the three months		For the three months
		ended March 31		ended March 31
		2011	2010	2011	2010

FX on long-term debt within net investment hedge	Other income and charges	$—	$2.0	$74.3	$50.2

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
6	Stock-based compensation

At March 31, 2011, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2011 of $11.9 million (three months ended March 31, 2010 — expense of $17.9 million).

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 was $25.36 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

Regular options

In the first three months of 2011, under CP’s stock option plans, the Company issued 628,900 regular options at the weighted average price of $65.06 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $12.2 million. The weighted average fair value assumptions were approximately:

For the three months
ended March 31
2011
Grant price	$65.06
Expected life (years) (1)	6.30
Risk-free interest rate (2)	2.79%
Expected stock price volatility (3)	31.48%
Expected annual dividends per share (4)	$1.08
Expected forfeiture rate (5)	0.7%
Weighted average fair value of regular options granted during the period	$19.46

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Determined by the current annual dividend divided by the current stock price. The Company does not employ different dividend yields throughout the year.

(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.
Performance share unit (“PSU”) plan

In the first three months of 2011, the Company issued 268,230 PSUs with a grant date fair value of $15.7 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
7	Pensions and other benefits

In the three months ended March 31, 2011, the Company made contributions of $23.0 million (2010 — $18.7 million) to its defined benefit pension plans.

At March 31, the elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

		For the three months
		ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$26.1	$21.6	$4.1	$3.9
Interest cost on benefit obligation	114.9	116.1	6.4	7.0
Expected return on fund assets	(168.3)	(149.6)	(0.2)	(0.2)
Recognized net actuarial loss	35.6	17.8	1.2	1.3
Amortization of prior service costs	3.2	3.3	(0.3)	(0.4)

Net periodic benefit cost	$11.5	$9.2	$11.2	$11.6

8	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2011, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At March 31, 2011, the Company had committed to total future capital expenditures amounting to $375.8 million and operating expenditures amounting to $1,419.5 million for the years 2011-2028.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2011 was $104.6 million (December 31, 2010 — $107.4 million). Payments are expected to be made over 10 years to 2021.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2011
(unaudited)
8	Commitments and contingencies (continued)

term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount charged to income in the three months ended March 31, 2011 was $0.7 million (three months ended March 31, 2010 — $1.6 million).

The DM&E was purchased for $1.5 billion resulting in goodwill of $142.9 million (US$147.4 million) as at March 31, 2011. Future contingent payments of up to approximately US$1.1 billion consisting of US$390 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$740 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price. Certain intangible assets acquired are subject to amortization.

Summary of Rail Data

	First Quarter
	2011	2010(1)	Fav/(Unfav)%
Financial (millions, except per share data)

Revenues
Freight revenue	$1,135.2	$1,138.2	$(3.0)	(0.3)
Other revenue	28.2	28.6	(0.4)	(1.4)

	1,163.4	1,166.8	(3.4)	(0.3)

Operating expenses
Compensation and benefits	364.5	353.8	(10.7)	(3.0)
Fuel	225.7	181.7	(44.0)	(24.2)
Materials	71.6	64.0	(7.6)	(11.9)
Equipment rents	51.4	49.0	(2.4)	(4.9)
Depreciation and amortization	122.3	121.2	(1.1)	(0.9)
Purchased services and other	218.7	190.5	(28.2)	(14.8)

	1,054.2	960.2	(94.0)	(9.8)

Operating income	109.2	206.6	(97.4)	(47.1)

Less:
Other income and charges	(0.5)	(4.9)	(4.4)	(89.8)
Net interest expense	64.2	66.7	2.5	3.7

Income before income tax expense	45.5	144.8	(99.3)	(68.6)
Income tax expense	11.8	43.8	32.0	73.1

Net income	$33.7	$101.0	$(67.3)	(66.6)

Operating ratio (%)	90.6	82.3	(8.3)	(830	) bps

Basic earnings per share	$0.20	$0.60	$(0.40)	(66.7)

Diluted earnings per share	$0.20	$0.60	$(0.40)	(66.7)

Shares Outstanding
Weighted average number of shares outstanding (millions)	169.3	168.5	0.8	0.5
Weighted average number of diluted shares outstanding (millions)	170.7	169.1	1.6	0.9

Foreign Exchange
Average foreign exchange rate (US$/Canadian$)	1.01	0.96	(0.05)	(5.2)
Average foreign exchange rate (Canadian$/US$)	0.99	1.04	(0.05)	(4.8)

(1)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

Summary of Rail Data (Page 2)

	First Quarter
	2011	2010	Fav/(Unfav)%
Commodity Data

Freight Revenues (millions)
- Grain	$232.0	$271.3	$(39.3)	(14.5)
- Coal	105.9	110.5	(4.6)	(4.2)
- Sulphur and fertilizers	129.0	117.8	11.2	9.5
- Forest products	45.5	43.2	2.3	5.3
- Industrial and consumer products	231.0	205.5	25.5	12.4
- Automotive	80.0	77.6	2.4	3.1
- Intermodal	311.8	312.3	(0.5)	(0.2)

Total Freight Revenues	$1,135.2	$1,138.2	$(3.0)	(0.3)

Millions of Revenue Ton-Miles (RTM)
- Grain	7,260	8,636	(1,376)	(15.9)
- Coal	3,970	4,308	(338)	(7.8)
- Sulphur and fertilizers	4,869	4,392	477	10.9
- Forest products(1)	1,292	1,231	61	5.0
- Industrial and consumer products(1)	5,962	5,034	928	18.4
- Automotive	523	545	(22)	(4.0)
- Intermodal	5,808	6,057	(249)	(4.1)

Total RTMs	29,684	30,203	(519)	(1.7)

Freight Revenue per RTM (cents)
- Grain	3.20	3.14	0.06	1.9
- Coal	2.67	2.56	0.11	4.3
- Sulphur and fertilizers	2.65	2.68	(0.03)	(1.1)
- Forest products(1)	3.52	3.51	0.01	0.3
- Industrial and consumer products(1)	3.87	4.08	(0.21)	(5.1)
- Automotive	15.30	14.24	1.06	7.4
- Intermodal	5.37	5.16	0.21	4.1
Total Freight Revenue per RTM	3.82	3.77	0.05	1.3

Carloads (thousands)
- Grain	99.4	113.2	(13.8)	(12.2)
- Coal	60.3	76.0	(15.7)	(20.7)
- Sulphur and fertilizers	48.5	44.3	4.2	9.5
- Forest products	18.3	17.6	0.7	4.0
- Industrial and consumer products	100.1	91.8	8.3	9.0
- Automotive	36.3	33.5	2.8	8.4
- Intermodal	243.0	248.6	(5.6)	(2.3)

Total Carloads	605.9	625.0	(19.1)	(3.1)

Freight Revenue per Carload
- Grain	$2,334	$2,397	$(63)	(2.6)
- Coal	1,756	1,454	302	20.8
- Sulphur and fertilizers	2,660	2,659	1	—
- Forest products	2,486	2,455	31	1.3
- Industrial and consumer products	2,308	2,239	69	3.1
- Automotive	2,204	2,316	(112)	(4.8)
- Intermodal	1,283	1,256	27	2.1
Total Freight Revenue per Carload	$1,874	$1,821	$53	2.9

(1)	Certain prior period figures have been updated to reflect new information.

Summary of Rail Data (Page 3)

	First Quarter
	2011	2010(1)	Fav/(Unfav)%
Operations Performance
Total operating expenses per gross ton-miles (GTM) (cents)(2)	1.87	1.64	(0.23)	(14.0)
Operating expenses, exclusive of land sales, per GTM (cents)(2) (3)	1.87	1.64	(0.23)	(14.0)
Freight gross ton-miles (millions)	56,235	58,524	(2,289)	(3.9)
Train miles (000)	9,245	9,557	(312)	(3.3)
Average number of active employees — Total	14,915	14,431	(484)	(3.4)
Average number of active employees — Expense	14,009	13,824	(185)	(1.3)
Number of employees at end of period — Total	15,143	14,530	(613)	(4.2)
Number of employees at end of period — Expense	13,969	13,840	(129)	(0.9)
U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight & yard	1.31	1.23	(0.08)	(6.5)
U.S. gallons of locomotive fuel consumed — total (millions)(4)	73.1	71.5	(1.6)	(2.2)
Average fuel price (U.S. dollars per U.S. gallon)	3.12	2.44	(0.68)	(27.9)

Fluidity Data
Average terminal dwell — AAR definition (hours)	23.7	24.1	0.4	1.7
Average train speed — AAR definition (mph)	19.8	22.9	(3.1)	(13.5)
Car miles per car day(5)	137.9	148.6	(10.7)	(7.2)
Average daily active cars on-line (000)(5)	55.1	53.6	(1.5)	(2.8)
Average daily active road locomotives on-line	1,062	978	(84)	(8.6)

Safety
FRA personal injuries per 200,000 employee-hours	1.73	1.98	0.25	12.6
FRA train accidents per million train-miles	2.26	1.44	(0.82)	(56.9)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding.

(3)	Operating expenses, exclusive of land sales, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net (loss)/gain on land sales of $(0.2) million and $2.4 million for the three months ended March 31, 2011 and 2010 respectively.

(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(5)	Incorporates a new reporting methodology which excludes cars already placed at a customer location waiting for loading or unloading or cars that cannot be placed at a customer location due to shipper or receiver issues.